Item 77I Deutsche Capital Growth Fund, Deutsche Core
Equity Fund, and Deutsche Small Cap Growth Fund
(each a series of Deutsche Investment Trust)

Class R6 shares for each of Deutsche Capital Growth
Fund (formerly DWS Capital Growth Fund), Deutsche
Core Equity Fund (formerly DWS Capital Equity Fund), and Deutsche Small Cap Growth Fund (formerly DWS
Small Cap Growth Fund) became effective on August 25,
2014.